

October 24, 2014

<u>Via E-mail</u>
Mr. Nathan Halsey
President, Chief Executive Officer and Secretary
Bonamour, Inc.
2301 Cedar Springs Road, Suite 450
Dallas, TX 75201

>   **Re: Bonamour, Inc.**
>   **Form 10-K Filed March 31, 2014**
>   **Response Letter Filed October 10, 2014**
>   **File No. 0-53186**

Dear Mr. Halsey:

    We have reviewed your response and have the following comments. Please respond to this letter within ten business days by providing the requested information and amendments or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

<u>Business, page 2</u>

1. Please amend your Form 10-K to (i) clearly state that your operations for the period ended December 31, 2013, have been limited to the sale of goods to BAI, your sole customer and controlling shareholder; (ii) to disclose that "the right to develop the products sold by the Company is not proprietary" to the company and that through the Assignment of Trademark Rights, BAI "[sold], assign[ed] and transfer[red] to [you] the entire right, title and interest in and to the [BONAMOUR Mark] throughout the world; and (iii) to disclose that through the Trademark License Agreement your controlling shareholder has an exclusive right to use the BONAMOUR Mark in Asia in connection with the promotion, advertising, sale and distribution of the goods and services, and in connection with the operation of BAI's business and that you may not use the mark in this territory.

2. We note your disclosure on page 4 that the 2011 order from BAI represents the only order for products since the Bonamour Acquisition and that this order was fulfilled in 2012. However, your disclosure on page 12 indicates that in 2013 you received $202,765 in revenue from sales to BAI. Please amend your Form 10-K: (i) by correcting the disclosure on page 4 that states that your only order form BAI was fulfilled in 2012 and disclosing that BAI made a separate order in 2013; (ii) to clarify what services you provided to BAI during the fiscal year ended December 31, 2013; and (iii) to clarify what revenues you generated from BAI during the fiscal year ended December 31, 2013. We note your response to comment four in our letter dated September 15, 2014.

3. Please amend your Form 10-K by revising your disclosures on page 5 to state (i) when your relationship with Cosmetic Laboratories began; and (ii) what services Cosmetic Laboratories provided to you during fiscal year ended December 31, 2013.

Results of Operations, page 12

4. We note that you do not have any employees and that Mr. Halsey does not receive any compensation. We also note that on page 12 you state that you incurred approximately $62,000 in human resources costs. Please amend your Form 10-K to more fully describe the nature of these costs given that you do not have any employees or pay any compensation to your sole officer. Please amend the quarterly reports for the periods ended March 31, 2014 and June 30, 2014 to address this comment.

Certain Relationships and Related Transactions, and Director Independence, page 18

5. In light of your response to comment 4 in our letter dated September 15, 2014, please amend your Form 10-K to describe the loans, cash advances and/or vendor payments made by BAI to the company during fiscal year ended December 31, 2013. With respect to the vendor payments, please disclose when and how such amounts were repaid by you. Please also revise Note 4 to your financial statements accordingly as that disclosure appears inconsistent with your response to our prior comment four, and Note 3 to the footnotes accompanying the condensed financial statements for the quarterly period ended June 30, 2014, does not reflect disclosure for the period addressed in our comment.

Statement of Operations, page F-3

6. In the amended filing, please revise to label your sales as revenue from related parties on the face of the income statement and anywhere else in the filing you report revenue amounts.

7. In the amended filing, please clarify on page F-7 how you determined that the selling price is fixed and determinable in transactions between you and Mr. Halsey's other controlled company – BAI. In this regard, it is not clear how you can reasonably determine which components are revenue as opposed to capital transactions unless there is objective evidence substantiating the fair value of the products "sold" to BAI.

You may contact Jenn Do at (202) 551-3743 regarding the accounting comments, or Asia Timmons-Pierce at (202) 551-3754 regarding the other comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief